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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Voluntary Announcement

Impact of Earthquake in Sichuan Province of the People’s Republic of China

In the aftermath of the earthquake in Sichuan Province (including Chengdu) in the People’s Republic of China, Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) wishes to make this voluntary announcement to express sincere gratitude to its customers, partners, investors, government and media friends for their concerns and support, and to provide an update on the Company’s position.

SMIC confirms that miraculously, none of its employees or families was injured as a result of this earthquake, and there was no structural or equipment damage to SMIC’s facilities in Chengdu. SMIC did suspend operation of the facilities in Chengdu in the afternoon of 12 May, 2008 but the testing and assembly facility has already resumed operations on 13 May, 2008. The Cension fab (a fab in Chengdu managed by SMIC) will undergo more testing to ensure that the gas lines have no leakage and SMIC expects the Cension fab to resume production of wafers in a couple of days, after the safety measures have all been completed . The earthquake did not have any impact on SMIC’s other facilities in Mainland China. SMIC confirms that the above suspension does not have any material adverse impact on the Company and its subsidiaries as a whole.

SMIC has relied on the designs of the Chengdu facilities (which were designed to withstand strong earthquakes, with considerable earthquake damage prevention measures installed, such as anchoring systems, earth quake drills and recovery plan) and on its experienced team members who had survived the Taiwan earthquake in 1999 and have been able to lead other colleagues on a quick and smooth post-earthquake recovery.

“We are deeply saddened by this disaster. In addition to expressing our heartfelt condolences to the victims and their families, our employees are organising and promoting donation and relief efforts to help and encourage the victims and show them our love and care. May God’s mercy, protection, peace, love and hope be with them” said Dr. Richard R. Chang, Chief Executive Officer of the Company.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y. C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
14 May, 2008

* For identification only